   As filed with the Securities and Exchange Commission on September 17, 2002
                                                  Registration No. 333-_________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            HARKEN ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware
(State or other jurisdiction of                         95-2841597
incorporation or organization)           (I.R.S. employer identification number)


                            Harken Energy Corporation
                     580 WestLake Park Boulevard, Suite 600
                              Houston, Texas 77079
                                 (281) 504-4000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                A. Wayne Hennecke
                   Senior Vice President-Finance and Secretary
                            Harken Energy Corporation
                     580 WestLake Park Boulevard, Suite 600
                              Houston, Texas 77079
                                 (281) 504-4000

    (Name, address, including zip code, and telephone number, including area code, of agent for service)


                              --------------------
                                    Copy to:
                                 Bill Greenhill
                             Haynes and Boone, LLP
                                201 Main Street
                                   Suite 200
                            Fort Worth, Texas 76102
                                 (817) 347-6600
                              --------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                  Amount         Proposed Maximum         Proposed Maximum           Amount of
    Title of Each Class of Shares                 to be         Aggregate Offering       Aggregate Offering         Registration
          to be Registered                      Registered     Price Per Security (1)         Price (1)               Fee (1)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share         16,824,000            $0.32                  $5,383,680               $495.30
---------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights                 16,824,000        Not Applicable           Not Applicable               -- (2)
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices of the common stock as reported by the American Stock Exchange on September 16, 2002.

(2) In accordance with Rule 457(g), no additional registration fee is required in respect of the Preferred Stock Purchase Rights.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2002


                                   PROSPECTUS

                                16,824,000 Shares

                            Harken Energy Corporation

                                  Common Stock

                                    ---------

         This prospectus relates to the offer and sale from time to time of up to an aggregate of 16,824,000 shares of our common stock for the account of our stockholders named in this prospectus. The selling stockholders' shares of common stock being offered for sale include preferred stock purchase rights attached to the common stock under our stockholder rights plan. We will not receive any of the proceeds from the sale of the 16,824,000 shares of common stock.

         The shares covered by this prospectus may be sold at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. These broker-dealers, if used, may receive discounts, concessions or commissions from the selling stockholders or from the purchaser of the shares. The selling stockholders will receive the purchase price of the shares of stock sold less any such discounts, concessions or commissions. The selling stockholders will be responsible for any such discounts, concessions or commissions.

         Our common stock is listed for trading on the American Stock Exchange, under the trading symbol "HEC." On September 16, 2002, the last reported sales price of our common stock on the American Stock Exchange was $0.32 per share. Our principal offices are located at 580 WestLake Park Boulevard, Suite 600, Houston, Texas 77079, and our telephone number is (281) 504-4000.

         Prospective investors should consider and review the information under the heading "Risk Factors" beginning on page 3 prior to investing in the common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is _____________, 2002.

         The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither the selling stockholders nor we are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                Table of Contents

                                                                                    Page
                                                                                    ----
The Company ....................................................................       3
Risk Factors ...................................................................       3
Recent Developments ............................................................      13
Safe Harbor for Forward-Looking Statements .....................................      15
Where You Can Get More Information .............................................      15
Use of Proceeds ................................................................      16
Information About the Selling Stockholders .....................................      16
Plan of Distribution ...........................................................      18
Legal Matters ..................................................................      18
Experts ........................................................................      18

         You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Get More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the selling stockholders nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus and the additional information described under the heading "Where You Can Get More Information" were accurate on the date on the front cover of the prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

       As used in this prospectus, "we," "us," "our," or "Harken" means Harken Energy Corporation.

                                   The Company

         Our company explores for, develops and produces oil and gas both domestically and internationally. Our domestic operations are primarily located in the onshore and offshore Gulf Coast regions of South Texas and Louisiana, in portions of West Texas and the Texas Panhandle. Our international operations are primarily concentrated in Colombia, Costa Rica, Peru and Panama.

         Our company was incorporated in 1973 in the State of California and reincorporated in 1979 in the State of Delaware. Our principal offices are located at 580 WestLake Park Boulevard, Suite 600, Houston Texas 77079, and our telephone number is (281) 504-4000.

                                  Risk Factors

         Prior to making an investment decision, you should consider carefully all of the information in this prospectus and should evaluate the following risk factors.

Risks associated with our financial condition:

If estimates of our oil and gas reserve information are adjusted, our financial condition may suffer

         Our proved oil and gas reserve information is based upon criteria mandated by the SEC and represents only estimates. Our future production, revenues and expenditures with respect to such oil and gas reserves will likely be different from estimates and the differences may be material. If estimates of oil and gas reserves are greater than future production amounts, or if future production costs and expenditures are greater than estimates, our business, financial condition, and results of operations may be negatively affected.

         Our reserve estimates of future production volumes are based on underlying estimates of the accumulation of oil and gas and the economic recoverability of those volumes. Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions.

         Because all reserve estimates are to some degree subjective, each of the following items may prove to differ materially from those assumed in estimating reserves:

  .      the quantities of oil and gas that are ultimately recovered,

  .      the production and operating costs incurred,

  .      the amount and timing of future development expenditures, and

  .      future oil and gas sales prices.

         Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data.

         The estimated discounted future net cash flows described in our annual report on Form 10-K for the year ended December 31, 2001, incorporated by reference herein, should not be considered as the current market value of the estimated oil and gas reserves attributable to our properties from proved reserves. Such estimates are based on prices and costs as of the date of the estimate, in accordance with SEC requirement (while future prices and costs may be materially higher or lower) and do not reflect the impact of sales of producing properties consummated during 2002.

We may require future waivers and amendments to our bank credit facility covenant requirements

         Our bank credit facility with Bank One, N.A. requires Harken, as well as certain of its subsidiaries (the "Borrowers") to maintain certain financial covenant ratios and requirements, as calculated on a quarterly basis. For the quarter ended June 30, 2002, Harken was not in compliance with its current ratio requirement. Harken received a waiver of the current ratio covenant for the quarter ended June 30, 2002. Due to the uncertainty of Bank One's November 1, 2002 borrowing base redetermination and whether additional waivers of Harken's current ratio requirement can be obtained from Bank One, the balance of the Bank One facility has been reflected as a current liability as of June 30, 2002.

         If Harken or the Borrowers are not in compliance with their bank financial covenant ratios or requirements in the future and are unable to obtain a waiver or amendment to the facility requirements, the credit facility would be in default and callable by Bank One. In addition, due to cross-default provisions in Harken's 5% European Note agreement, a majority of our debt obligations would become due in full if any debt is in default. Expectations of future operating results and continued compliance with financial covenants cannot be assured and our lenders' actions are not controllable by us. If our projections of future operating results are not achieved and future waivers or amendments of our current ratio covenant under the Bank One facility are not received and our debt is placed in default, we could experience a material adverse impact on our financial position and results of operations.

We have a history of losses and may suffer losses in the future

         We have reported losses in each of the last five years including a net loss of $41,023,000 for the year ended December 31, 2001 that was primarily caused by the writedown of Harken's oil and gas properties and the impairment of Harken's investment in Costa Rica. We have reported cumulative net losses of approximately $263 million over the last five years. Our ability to generate net income is strongly affected by, among other factors, the market price of crude oil and natural gas. If the market price of crude oil and natural gas declines, we may report additional losses in the future.

If estimated discounted future net cash flows decrease, we may be required to take additional writedowns

         We periodically review the carrying value of our oil and gas properties under applicable full-cost accounting rules. These rules require a writedown of the carrying value of oil and gas properties if the carrying value exceeds the applicable estimated discounted future net cash flows from proved oil and gas reserves. Given the volatility of oil and gas prices, it is reasonably possible that the estimated discounted future net cash flows could change in the near term. If oil and gas prices decline in the future, even if only for a short period of time, it is possible that additional writedowns of oil and gas properties could occur. Whether we will be required to take such a charge will depend on the prices for oil and gas at the end of any quarter and the effect of reserve additions or revisions, property sales and capital expenditures during such quarter.

         Because of oil and gas prices as of December 31, 2001, the net evaluated capitalized costs related to our domestic oil and gas properties exceeded the domestic cost ceiling which resulted in a non-cash writedown of our domestic oil and gas properties of approximately $14.4 million. Similarly, as of December 31, 2001, the net evaluated capital costs related to our Colombia oil properties also exceeded the Colombia cost ceiling, resulting in a non-cash writedown of our oil properties of approximately $4.3 million.

Risks associated with market conditions:

Our stock price is volatile

         Our stock price has been and is highly volatile, and we believe this volatility is due to, among other things,

  .      the results of our drilling,

  .      current expectations of our future revenue and earnings growth rates,

  .      commodity prices of oil and natural gas,

  . the progress and ultimate success of our capital plan, including our actions with respect to our 5% European Notes, and

  .      the volatility of the market in general.

We may issue additional shares of common stock that may dilute the value of our common stock to current stockholders and may adversely affect the market price of our common stock

         We may be required to issue approximately 1.5 million shares of common stock pursuant to our stock options and approximately 24.4 million shares of common stock pursuant to other securities exercisable or exchangeable or redeemable for, or convertible into, shares of common stock, particularly in the event of an increase in the market price of our common stock.

         We have filed a registration statement with the Securities and Exchange Commission to register 95,238,096 shares of our common stock in connection with our plan to distribute to the holders of our common stock, Series G1 preferred stock, and Series G2 Preferred Stock non-transferable subscription rights to purchase shares of our common stock. Please read the discussion under the Heading "Recent Developments" beginning on page 13 for additional information relating to the proposed distribution of subscription rights. The distribution of the subscription rights is contingent upon its being approved by the stockholders at the annual meeting of stockholders. The holders of the 7% Convertible Notes due 2007 described in this prospects will not be entitled to receive subscription rights unless such holders convert such notes into common stock in accordance with their terms and conditions on or before the record date to be established by our board of directors of the holders of our common stock entitled to receive the subscription rights.

            In addition, we may issue shares of common stock in connection with the redemption of our 5% Senior Convertible Notes ("5% European Notes") which mature on May 26, 2003. We have actively pursued negotiated transactions, and continue to pursue negotiated transactions, to repurchase or exchange the 5% European Notes in advance of their maturity next year. Since the date of our Form 10-Q for June 30, 2002, we have continued to reduce the balance of the 5% European Notes through exchanges, repurchases and other additional forms of restructuring, such that as of the date of this prospectus, we have repurchased or exchanged approximately $51,900,000 of the 5% European Notes, leaving approximately $33,100,000 of the 5% European Notes issued and outstanding.

            The 5% European Notes allow us to redeem the notes by converting them into common stock. Beginning November 26, 2002, we may redeem up to 50% of the 5% European Notes in exchange for shares of common stock at a conversion price discussed below based on an average market price of common stock. On May 26, 2003, we may similarly redeem all 5% European Notes which remain outstanding for shares of common stock.

         If we elect to redeem the 5% European Notes for shares of common stock, each note will be redeemed for a number of shares of common stock equal to 115% of the principal value of the note to be redeemed, plus accrued and unpaid interest on the Note, divided by the average market price of the common stock over the 30 calendar days immediately preceding the date of the notice of the redemption. The number of shares that may be issued to redeem the 5% European Notes will vary significantly depending upon the average market price of common stock over the 30 days preceding the redemption notice, and the amount of the 5% European Notes to be redeemed. For example, if 5% European Notes had been converted on August 14, 2002, with an estimated conversion price of $0.30, for every $1,000,000 of the 5% European Notes converted at this price, we would have been required to issue to the noteholders approximately 3.8 million shares of common stock. Therefore, if we redeem $20 million principal amount of the 5% European Notes at this price, we would be required to issue approximately 76 million shares of our common stock. In addition, if the entire $33,100,000 of outstanding 5% European Notes were redeemed at this price, we would be required to issue approximately 127 million shares of common stock. Such a large issuance of shares in connection with the redemptions of the 5% European Notes could result in substantial dilution of the presently outstanding common stock. Further, the number of new shares of common stock to be issued could result in a change of control of Harken.

         We will ask our stockholders to approve the issuance of shares of common stock to redeem up to $20 million principal amount of the 5% European Notes at our next annual meeting of stockholders. However, in obtaining such approval we are not obligated to redeem the maximum dollar amount of notes nor to issue any particular number of shares, and although we will continue to effect exchanges, repurchases, redemptions and other restructurings of the 5% European Notes as we deem most beneficial to Harken and its stockholders to reduce the principal amount of the 5% European Notes outstanding prior to their maturity, we cannot assure you that $20 million of the 5% European Notes will not be redeemed in shares of common stock. This redemption would result in a substantial dilution of the presently outstanding common stock and could result in a change in control of Harken.

         Also, even if stockholder approval is obtained, redemption of up to $20 million of the 5% European Notes may result in an issuance of shares that is in excess of the amount of shares currently authorized for issuance. In addition, any remaining outstanding principal balance could also require additional stockholder approval in order to be redeemed for shares of common stock. We cannot assure you that we would receive the required stockholder approval to redeem the entire amount of the outstanding notes. If we do not obtain required stockholder approvals, we could be subject to potential delisting of our common stock from the Amex.

         In addition, we may elect to issue a significant number of additional shares of common stock for financing or other purposes, which could result in a decrease in the market price of our common stock.

         There are currently several registration statements with respect to our common stock issued or issuable that are or will become effective, pursuant to which certain of our stockholders may sell up to an aggregate of 14.2 million shares of common stock. If the selling stockholders named in such registration statements sell all of the shares of common stock registered pursuant to such registration statements, such sales could result in a decrease in the market price of our common stock.

We may have an insufficient number of authorized shares of common stock to convert our 5% European Notes, which would cause us to restructure the notes or to pay for the notes at maturity. We may not be able to restructure the notes or have sufficient funds to pay for the notes at maturity.

            If our stock price were to decline significantly, our ability to convert a substantial amount of the 5% European Notes into common stock could be limited by the number of authorized but unissued shares of common stock.

         If there were an insufficient number of shares of common stock to redeem all of the then-outstanding 5% European Notes, we would have to obtain stockholder approval to increase our authorized common stock before we could redeem all such 5% Notes into common stock. Absent such stockholder approval, we would have to otherwise restructure the then-outstanding 5% European Notes, or pay the 5% European Notes at maturity. We cannot assure you that, in such an event, we would be successful in restructuring our obligations under the then-outstanding 5% European Notes, or would have available sufficient funds to pay such 5% European Notes, in cash, upon maturity.

We have issued shares of preferred stock with greater rights than our common stock and may issue additional shares of preferred stock in the future

         We are permitted under our charter to issue up to ten million shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. As of the date hereof, we have outstanding 405,553 shares of Series G1 Preferred Stock and 93,150 shares of Series G2 Preferred Stock. These shares of preferred stock have rights senior to our common stock with respect to dividends and liquidation. In addition, such preferred stock may be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price of our common stock.

Our strategic plan includes the acquisition of additional reserves through business combinations

         Our strategic plan includes the acquisition of additional reserves, including through business combinations. We may not be able to consummate future business combinations on favorable terms. Additionally, future business combinations may not achieve favorable financial results.

         Future business combinations may also involve the issuance of shares of our common stock, which could have a dilutive effect on your interests as a stockholder. Furthermore, acquisitions may require substantial financial expenditures that will need to be financed through cash flow from operations or future debt and equity offerings by us. We may not be able to acquire companies or oil and gas properties using our equity as currency. In the case of cash acquisitions, we may not be able to generate sufficient cash flow from operations or obtain debt or equity financing sufficient to fund future acquisitions of reserves.

Risks associated with our operations:

Price fluctuations, markets and reserve values

         The results of our operations are highly dependent upon the prices received for our oil and natural gas production. Substantially all our sales of oil and natural gas are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received for our oil and natural gas production are dependent upon numerous factors beyond our control. These factors include, but are not limited to, the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas, and the overall economic environment. Significant declines in prices for oil and natural gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Should the industry experience significant price declines from current levels or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. Any significant decline in prices of oil or gas could have a material adverse effect on our financial condition and results of operations.

         In addition, prices in effect for oil and natural gas at December 31, 2001 were significantly lower than the average in effect a year earlier at December 31, 2000. The Securities and Exchange Commission ("SEC") requires that we report our oil and natural gas reserves using the price as of the last day of the year, and accordingly, the value of our oil and natural gas reserves as reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, is significantly lower than the prior year value of our oil and natural gas reserves. In addition, using lower values in forecasting reserves will result in a shorter life being given to producing oil and natural gas properties because such properties, as their production levels are estimated to decline, will reach an uneconomic limit, with lower prices, at an earlier date.

Our operations require significant expenditures of capital that may not be recovered

         We require significant expenditures of capital in order to locate and acquire producing properties and to drill exploratory wells. In conducting exploration and development activities from a particular well, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful, potentially resulting in abandoning the well. This could result in a total loss of our investment. In addition, the cost and timing of drilling, completing and operating wells is difficult to predict.

The oil and gas we produce may not be readily marketable at the time of production

         Crude oil, natural gas, condensate, and other oil and gas products are generally sold to other oil and gas companies, government agencies and other industries. The availability of ready markets for oil and gas that we might discover and the prices obtained for such oil and gas depend on many factors beyond our control, including:

    .    the extent of local production and imports of oil and gas,

    . the proximity and capacity of pipelines and other transportation facilities,

    .    fluctuating demand for oil and gas,

    .    the marketing of competitive fuels, and

    . the effects of governmental regulation of oil and gas production and sales.

Natural gas associated with oil production is often not marketable due to demand or transportation limitations and is often flared at the producing well site. Pipeline facilities do not exist in certain areas of exploration and, therefore, any actual sales of discovered oil and gas might be delayed for extended periods until such facilities are constructed.

We may encounter operating hazards in our operations that may result in substantial loss

         We are also subject to operating hazards normally associated with the exploration and production of oil and gas, including, without limitation, blowouts, cratering, pollution, earthquakes, labor disruptions and fires. The occurrence of any such operating hazard could result in substantial losses to our company due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties. In accordance with customary industry practices, we maintain insurance coverage limiting financial loss resulting from certain of these operating hazards. Losses and liabilities arising from uninsured or underinsured events could reduce our revenues or increase our costs. There can be no assurance that any insurance will be adequate to cover losses or liabilities associated with operational hazards. We cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

Drilling oil and gas wells particularly in the Louisiana wetlands, the onshore regions of Texas and in Colombia, Costa Rica, Peru and Panama could be hindered by hurricanes, earthquakes and other weather-related operating risks

         Our operations in the Louisiana wetlands, the onshore regions of Texas and in Colombia, Costa Rica, Peru and Panama are subject to risks from hurricanes and other natural disasters. Damage caused by hurricanes, earthquakes or other operating hazards could result in substantial losses to our company. The occurrence of such an event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

We face strong competition from larger oil and gas companies

         The exploration and production business is highly competitive. Many of our competitors have substantially larger financial resources, staffs and facilities. Our competitors in the United States include numerous major oil and gas exploration and production companies and in Colombia, Peru and Panama include such major oil and gas companies as BP Amoco, Exxon/Mobil, Texaco/Shell, Conoco/Phillips and Arco. These major oil and gas companies are often better positioned to obtain the rights to exploratory acreage that we compete for.

Our operations are subject to various litigation

         Presently, various Harken subsidiaries are defendants in various litigation matters. The nature of Harken and its subsidiaries' operations also expose it to further possible litigation claims in the future. Although Harken and its subsidiaries each make every effort to avoid litigation, these matters are not totally within its control. There is risk that any matter in litigation could be adversely decided against Harken or its subsidiaries, regardless of their belief, opinion and position, which could have a material adverse effect on Harken's financial condition and results of operations. Litigation is highly costly and the costs associated with defending litigation could also have a material adverse effect on Harken's financial condition.

Our operations are subject to stringent environmental laws and regulations that may change

         Our operations are subject to stringent foreign, federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment, limit or prohibit construction or drilling activities on certain sensitive lands, and impose substantial liabilities for pollution resulting from former or current operations. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste management or cleanup requirements could result in substantial costs or loss of revenue for our company.

We may be subject to liability for failing to comply with environmental laws and regulations or for clean-up obligations related to our current or former properties

         While we believe that we are in substantial compliance with current environmental laws and regulations, we may incur substantial liability for failing to comply with such laws and regulations in the future.

         The Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA but also known as "Superfund," and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site where the release occurred and companies who arrange for the disposal or transport of the hazardous substances found at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the released hazardous substances, for damages to natural resources, and for the costs of certain health studies. The Resource Conservation and Recovery Act, referred to as RCRA, generally does not regulate most wastes generated by the exploration and production of oil and gas. However, these wastes may be regulated as solid waste. Also, ordinary industrial wastes, such as paint wastes, waste solvents, and laboratory wastes, may be regulated as hazardous waste. We own or lease, and have in the past owned or leased, properties that have been used for the exploration and production of oil and gas. In addition, many of these properties have been operated by third parties whose treatment and release of hydrocarbons or other wastes were not under our control. These properties and the wastes disposed on these properties may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove or remediate previously released wastes or property contamination.

         The Oil Pollution Act of 1990, referred to as OPA, pertains to the prevention of and response to spills or discharges of hazardous substances or oil into navigable water of the United States. Under OPA, a person owning or operating a facility or equipment from which there is a discharge or threat of a discharge of oil into or upon navigable waters or adjoining shorelines is liable, regardless of fault, as a "responsible party" for removal costs and damages. Federal law imposes strict, joint and several liability on facility owners for containment and clean-up costs and certain other damages, including natural resource damages arising from a spill. The OPA establishes a liability limit for onshore facilities of $350 million; however, a party cannot take advantage of this liability limit if the spill is caused by gross negligence or willful misconduct, if the spill resulted from a violation of a federal safety, construction, or operating regulation, or if a party fails to report a spill or cooperate in the cleanup. The Federal Water Pollution Control Act, also referred to as the Clean Water Act, and analogous state laws impose strict controls regarding the discharge of pollutants, including produced waters and other oil and gas wastes, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accord with the terms of a permit issued by EPA or the state. Federal regulations under the OPA and the Clean Water Act also require certain owners and operators of facilities that store or otherwise handle oil, such as us, to prepare and implement spill prevention, control and countermeasure plans and spill response plans relating to possible discharge of oil into surface waters.

Our foreign operations are subject to environmental laws and regulations and we have experienced some difficulty in getting appropriate permits and authorizations from foreign governments

         Our operations are subject to similar laws and regulations in Costa Rica, Colombia, Peru and Panama. While we believe that our operations are in substantial compliance with existing requirements of governmental bodies in these foreign countries, our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls in these foreign countries. Our current permits and authorizations and ability to get future permits and authorizations in these foreign countries may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations.

         Our exploration and production operations in Colombia, including well drilling and seismic activities, require specific federal and local environmental licenses and permits, the acquisition of which in the past has been subject to extensive delays. We may continue to experience similar delays in the future. Failure to obtain these licenses and permits in a timely manner may prevent us from obtaining financing for our projects.

Our Costa Rica operations have experienced significant adverse actions relating to obtaining necessary environmental permits in Costa Rica

         Harken, through its subsidiary, Global Energy Development PLC ("Global"), holds a 40% working interest in certain onshore and offshore properties on the Gulf Coast side of Costa Rica. Before a drilling permit may be granted in Costa Rica by the Costa Rican Ministry of Environment and Energy ("MINAE") for the previously announced and planned Moin well, the Costa Rican environmental agency, SETENA, must issue an environmental permit. All work, surveys and assessments necessary to request the issuance of the environmental permit were completed by Global and its partner in this project, and filed with SETENA. In March 2002, SETENA denied its approval of the requested environmental permit. Global's subsidiary, Harken Costa Rica Holdings ("HCRH," a Nevada limited liability company), filed an initial appeal related to this ruling by SETENA, which was rejected.

         In January 2002, the Costa Rica Constitutional Court rendered a published opinion in a suit that had been filed against another oil and gas operator and MINAE by certain environmental groups. In its opinion, in this case, the Constitutional Court of Costa Rica found, among other issues, that SETENA did not have the current authority to grant environmental permits. In addition, proposed legislation pending in the Costa Rica legislature seeks to abolish the Costa Rica government's rights to grant hydrocarbon exploration contracts. Due to the Costa Rica Constitutional Court decision discussed above, even though it did not directly involve HCRH or the Moin #2 well, as well as the pending legislation described above, Harken and Global believe that any further appeal by HCRH's to SETENA for reconsideration of its denial of the requested permit, or any similar recourse, will be unsuccessful. Further, recent political developments in Costa Rica, in the opinion of Harken and Global, severely limit the opportunity for future oil and gas exploration in Costa Rica. These significant adverse developments have resulted in Harken and Global fully impairing its investment in the Costa Rica project in its Consolidated Balance Sheet as of December 31, 2001.

Our foreign operations involve substantial costs and are subject to certain risks because the oil and gas industries in such countries are less developed

         The oil and gas industries in Colombia, Costa Rica, Peru and Panama are not as developed as the oil and gas industry in the U.S. As a result, our drilling and development operations in many instances take longer to complete and often cost more than similar operations in the U.S. The availability of technical expertise, specific equipment and supplies is more limited in Colombia, Costa Rica, Peru and Panama than in the U.S. We expect that such factors will continue to subject us to economic and operating risks not experienced in our domestic operations.

         We follow the full cost method of accounting for exploration and development of oil and gas reserves in which all of our acquisition, exploration and development costs are capitalized. Costs related to the acquisition, holding and initial exploration of oil and gas associated with our contracts in countries with no proved reserves are initially capitalized, including internal costs directly identified with acquisition, exploration and development activities. If we abandon all exploration efforts in a country where no proved reserves are assigned, all acquisition and exploration costs associated with the country are expensed. From time to time, we make assessments as to whether our investment within a country is impaired and whether exploration activities within a country will be abandoned based on our analysis of drilling results, seismic data and other information we believe to be relevant. Due to the unpredictable nature of exploration drilling activities, the amount and timing of impairment expenses are difficult to predict.

If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts

         Terms of each of the Colombia Association Contracts, the Costa Rica Contract, the Peruvian Technical Evaluation Agreement and the Panamanian Technical Evaluation Agreement require that we perform certain activities in accordance with a prescribed timetable. Our failure to timely perform those activities as required could result in the loss of our rights under a particular contract, which would likely result in a significant loss to our company. As of the date of this prospectus, we were in compliance with the requirements of each of the Colombia Association Contracts, the Costa Rica Contract, the Peruvian Technical Evaluation Agreement and the Panamanian Technical Evaluation Agreement.

We may require significant additional financing for our foreign operations that may not be available

          We anticipate that full development of our existing and future oil and gas discoveries and prospects in Colombia, Costa Rica, Peru and Panama may take several years and may require extensive production and transportation facilities requiring significant additional capital expenditures. If we are unable to timely obtain adequate funds to finance these investments, our ability to develop oil and gas reserves in these countries may be severely limited or substantially delayed. Such limitations or delay would likely result in substantial losses for our company.

          We anticipate that amounts required to fund our foreign activities will be funded from our existing cash balances, asset sales, stock issuances, production payments, operating cash flows and from joint venture partners. We cannot assure you that we will have adequate funds available to finance our foreign operations.

Our foreign operations are subject to political, economic and other uncertainties

          We currently conduct significant operations in Colombia and Costa Rica, and may also conduct operations in Peru, Panama and other foreign countries in the future. At December 31, 2001, approximately 35% of our proved reserves and 26% of our consolidated revenues were related to Global's Colombian operations. Exploration and production operations in foreign countries are subject to political, economic and other uncertainties, including:

     . the risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs resulting in loss of revenue, property and equipment;

     . taxation policies, including royalty and tax increases and retroactive tax claims;

     . exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

     . laws and policies of the United States affecting foreign trade, taxation and investment; and

     . the possibility of being subjected to the jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

          Central and South America and certain other regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies, laws or regulations that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. Any such activity could result in a significant loss to our company.

Guerrilla activity in Colombia could disrupt or delay our operations, and we are concerned about safeguarding our operations and personnel in Colombia

          Colombia's 37-year armed conflict between the government and leftist guerrilla groups has escalated in recent years. The current government's quest for peace was unsuccessful. The breakdown of peace negotiations has resulted in increased military action by the Colombian government directed against the rebel groups operating in Colombia. Unless the parties determine to return to peace negotiations, the military confrontation with the rebel groups is expected to continue. Also, the increased activity of right-wing paramilitary groups, formed in opposition to the left-wing FARC and ELN groups, has contributed to the escalation in violence. The increase in violence has affected business interests in Colombia. Targeting such enterprises as symbols of foreign exploitation, particularly in the North of the country, the rebel groups have attempted to hamper production of hydrocarbons. The cumulative effect of escalation in the armed conflict and the resulting unstable political and security situation has led to increased risks and costs and the downgrading of Colombia's country risk rating. Our oil and gas operations are in areas outside guerrilla control and with the exception of its increased security requirements, our operations continue mostly unaffected, although from time to time, guerilla activity in Colombia has delayed our projects there. This guerilla activity has increased over the last few years, causing delays in the development of our fields in Colombia. Guerilla activity, such as road blockades, has also from time to time slowed our deployment of workers in the field and affected our operations. In addition, guerillas could attempt to disrupt the flow of our production through pipelines. In addition to these security issues, we have also become the subject of media focus in Colombia that may further compromise our security position in the country.

          Our company and the Colombian government have taken steps to maintain security and favorable relations with the local population. These steps have included the hiring of security to patrol our facilities, and programs to provide local communities with health and educational assistance. We anticipate continuing these steps throughout the term of our operations in Colombia.

          Our operating plans in Colombia are continuing, subject to the ongoing monitoring of these security developments. Global has responded to recent increased security concerns in Colombia by implementing a number of operating changes, including replacing its field operating personnel with outsource personnel. We are also continuing to analyze and upgrade our security procedures. We cannot assure you that these attempts to reduce or prevent guerilla activity will be successful or that guerilla activity will not disrupt operations in the future. We also cannot assure you that we can maintain the safety of our operations and personnel in Colombia or that this violence will not affect our operations in the future. Continued or heightened security concerns in Colombia could also result in a significant loss to our company.

The United States government may impose economic or trade sanctions on Colombia that could result in a significant loss to our company

          Colombia is among several nations whose progress in stemming the production and transit of illegal drugs is subject to annual certification by the President of the United States. Although Colombia was so certified in 2001, there can be no assurance that, in the future, Colombia will receive certification or a national interest waiver. The failure to receive certification or a national interest waiver may result in any of the following:

     . all bilateral aid, except anti-narcotics and humanitarian aid, would be suspended;

     . the Export-Import Bank of the United States and the Overseas Private Investment Corporation would not approve financing for new projects in Colombia;

     . U.S. representatives at multilateral lending institutions would be required to vote against all loan requests from Colombia, although such votes would not constitute vetoes; and

     . the President of the United States and Congress would retain the right to apply future trade sanctions.

Each of these consequences could result in adverse economic consequences in Colombia and could further heighten the political and economic risks associated with our operations there. Any changes in the holders of significant government offices could have adverse consequences on our relationship with the Colombian national oil company and the Colombian government's ability to control guerrilla activities and could exacerbate the factors relating to our foreign operations discussed above.

          Any sanctions imposed on Colombia by the U.S. government could threaten our ability to obtain necessary financing to develop the Colombian properties or cause Colombia to retaliate against us, including by nationalizing our Colombian assets. Accordingly, the imposition of the foregoing economic and trade sanctions on Colombia would likely result in a substantial loss to our company and a decrease in the price of our common stock. We cannot assure you that the United States will not impose sanctions on Colombia in the future or predict the effect in Colombia that these sanctions might cause.

We may suffer losses from exchange rate fluctuations

          We account for our Colombian, Costa Rican, Peruvian and Panamanian operations using the U.S. dollar as the functional currency. The costs associated with our exploration efforts in Colombia, Costa Rica, Peru and Panama have typically been denominated in U.S. dollars. We expect that a substantial portion of our future Colombian revenues may be denominated in Colombian pesos. To the extent that the amount of our revenues denominated in Colombian pesos is greater than the amount of costs denominated in Colombian pesos, we could suffer a loss if the value of the Colombian peso were to drop relative to the value of the U.S. dollar. Any substantial currency fluctuations could have a material adverse effect on our results of operations.

Government agencies in Colombia, Costa Rica, Peru and Panama may take action resulting in an increase in our costs, delays in our operations or the termination or suspension of our operations

          We are required to obtain an environmental permit or approval from the governments in Colombia, Costa Rica, Peru and Panama prior to conducting seismic operations, drilling a well or constructing a pipeline in such foreign locations. Our operations in foreign countries have been delayed in the past and could be delayed in the future through the process of obtaining an environmental permit. Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations.

          Costa Rica has implemented policies and laws with a high level of attention to the protection of its ecological areas and environment. As a result, HCRH's operations in Costa Rica are subject to much greater control, scrutiny and restrictions than are usually encountered in international exploration operations. Due to such additional regulations and requirements in Costa Rica, as well as recent rulings by Costa Rica government agencies, HCRH will likely not be able to continue operations in Costa Rica for the foreseeable future.

                               Recent Developments

Rights Offering

          We filed a registration statement with the SEC on September 13, 2002, in regard to our registration of 95,238,096 shares of our common stock in connection with our plan to distribute at no charge to holders of our common stock, Series G1 preferred stock, and Series G2 preferred stock, nontransferable subscription rights to purchase shares of our common stock. If the rights offering occurs, the holders of such shares will receive one subscription right for each share of common stock owned (or in the case of the Series G1 preferred stock and Series G2 preferred stock, one subscription right for each share of common stock issuable upon conversion) as of the record date with respect to such rights offering. Each subscription right will grant the right to purchase a number of shares of common stock equal to

     .    $10 million, divided by
     .    the subscription price, divided by
     . the number of shares of common stock outstanding plus the number of shares of common stock issuable upon conversion of the Series G1 preferred stock, and Series G2 preferred stock, on the record date.

          The subscription price for the subscription rights will equal 70% of the current market price of the common stock. We will determine the current market price of the common stock by averaging the closing price of the common stock on the American Stock Exchange for the 5 trading days immediately preceding the commencement of our offering, except that the current market price will be no greater than $0.50 per share or less than $0.15 per share.

          Lyford Investments Enterprises Ltd., a creditor of ours, has agreed that, in the event that stockholders other than Lyford subscribe for shares of common stock in an aggregate amount less than $10 million, it will act as a standby underwriter to purchase additional shares of our common stock at the subscription price to provide us with gross proceeds of $10 million.

          The board of directors may decide to withdraw the rights offering at any time for any reason. The rights offering will be contingent upon its approval by our stockholders at the annual meeting of stockholders.

Standby Purchase Agreement

          On September 6, 2002, we entered into a Standby Purchase Agreement with Lyford that defines our rights and obligations, and the rights and obligations of Lyford, with respect to Lyford's participation in this offering. The Standby Purchase Agreement obligates us to sell, and requires Lyford to subscribe for and purchase from us, a number of shares of common stock equal to the Shortfall divided by the subscription price per share. The "Shortfall" is the amount by which $10,000,000 exceeds the aggregate subscription price to be paid by stockholders of the Company (other than Lyford) who subscribe for and purchase shares in the offering.

          As compensation to Lyford for its Standby Commitment, we agreed to pay Lyford on September 18, 2002, a Standby Commitment Fee of $600,000, paid in shares of the common stock (the "Standby Commitment Fee Shares"), with each such share being attributed a value of $0.35. Consequently, on September 18, 2002, we will issue 1,714,286 shares of common stock to Lyford.

          The obligation of Lyford to exercise its Standby Commitment will be subject to the following conditions:

          . the Registration Statement of which this prospectus is part must be declared effective, and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened;

          . we have provided a certificate to Lyford, certifying, among other things, that:

              . our representations and warranties in the standby purchase agreement were true on the date we signed the agreement and are true on the closing date of the Standby Commitment;

              . we have complied with all the agreements and satisfied all the conditions on our part to be performed or satisfied at or prior to the execution of the agreement or the closing date of the Standby Commitment, as applicable;

              . there is no stop order in effect (or, to our knowledge, threatened) with respect to the Registration Statement; and

              . there has been no material adverse change in our (and our subsidiaries') condition (financial or other), earnings, business, business prospects or properties, whether or not arising from transactions in the ordinary course of business;

          . there has not been any change, or any development involving a prospective change, in or affecting our business (including the results of operations or management) or our properties (including our subsidiaries) the effect of which is, in the reasonable judgment of Lyford, so material and adverse as to make it impractical or inadvisable to proceed with the offering or the delivery of the common stock;

          . we must mail the subscription certificates for the rights in a timely fashion;

          . we must advise Lyford from time to time as to the number of shares subscribed for and the number of unsubscribed shares, along with any other information requested by Lyford; and

          . trading in the common stock has not been suspended by the SEC or the Amex, or trading in securities generally on the Amex has not been suspended or limited.

          We will notify Lyford if the rights offering will not occur, was not approved by the stockholders or was terminated by us. In such an event, the Standby Purchase Agreement will terminate (except for certain sections). In such event, Lyford will be entitled to retain one-half of the Standby Commitment Fee Shares. Within thirty (30) days from the termination date, Lyford will either
(x) return the other half of the Standby Commitment Fee Shares to us, or (y) retain the other half of the Standby Commitment Fee Shares and remit to us $300,000.

          Under the terms of the Standby Purchase Agreement, we agreed to indemnify Lyford and certain other persons affiliated with it against claims and liabilities arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in this prospectus, the registration statement of which it forms a part, any amendment or supplement thereto, or arising out of the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. We also agreed to reimburse Lyford and its members for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such actions or claims asserting liabilities against them.

                   Safe Harbor for Forward-Looking Statements

          We believe that certain statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are considered prospective. The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

     . statements before, after or including the words "may", "will", "could", "should", "believe", "expect", "future", "potential", "anticipate", "intend", "plan", "estimate" or "continue" or the negative or other variations of these words; and

     .    other statements about matters that are not historical facts.

          We may be unable to achieve the future results covered by the forward-looking statements. The statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results that the statements express or imply. See "Risk Factors". Please do not put undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                       Where You Can Get More Information

          We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements and other information concerning our company can be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file information electronically, including our company. Our common stock is listed on the American Stock Exchange. These reports, proxy statements and other information can also be read and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

          The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC after the date on the cover of this prospectus will automatically be deemed to update and supercede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, until all of the securities described in this prospectus are sold:

     .    our annual report on Form 10-K for the year ended December 31, 2001;

     . our quarterly report on Form 10-Q for the quarter ended March 31, 2002, as amended;

     .    our quarterly report on Form 10-Q for the quarter ended June 30, 2002;

     . the description of our common stock contained in our registration statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description; and

     . the description of our preferred stock purchase rights as contained in our registration statement on Form 8-A, filed with the SEC on April 7, 1998, including all amendments and reports filed for the purpose of updating such description.

          This prospectus is part of a registration statement filed with the SEC. This prospectus does not contain all the information contained in the registration statement. The full registration statement can be obtained from the SEC. This prospectus contains a general description of our company and the securities being offered for sale. You should read this prospectus together with the additional information incorporated by reference.

          You can request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following:

                            Harken Energy Corporation
                     580 WestLake Park Boulevard, Suite 600
                              Houston, Texas 77079
                          Attention: A. Wayne Hennecke
                            Telephone: (281) 504-4000

                                 Use of Proceeds

          We will not receive any part of the proceeds from the sale of shares of common stock by the selling stockholders.

                   Information About the Selling Stockholders

          This prospectus relates to the offer and sale from time to time of up to an aggregate of 16,824,000 shares of our common stock for the account of the selling stockholders identified herein. Of such shares, 14,824,000 shares are reserved for issuance upon the conversion of the Company's 7% Senior Convertible Notes due 2007 (the "Notes") that were issued on June 18 and 19, August 13, August 30, 2002, and 2,000,000 shares were issued upon the redemption of a portion of the Company's 5% Convertible Note Due 2003 on July 22, 2002 (the "5% Note").

          The Notes will be convertible into shares of common stock at the option of the noteholder at any time after the effective date of the registration statement of which this prospectus is part ("Effective Date"). Upon conversion of any note by a noteholder, payment will be made for interest accrued during the period from the most recent interest payment date to the Conversion Date (as defined in the Notes).

          Commencing ninety (90) days after the Effective Date, the Notes may be converted in whole, at our option, if at any time the average of the closing Market Price (as defined below) of the shares underlying the Notes in any 30 consecutive calendar day period after registration equals or exceeds 125% of the Conversion Price, which is initially $0.50 and is subject to adjustment pursuant to the terms of the Notes. We are required to give notice that we have met the criteria for mandatory conversion within 30 days of having met such criteria. Market Price means the daily closing sale price of the shares of common stock on the American Stock Exchange or other Stock Exchange, as provided in the Terms and Conditions of the Notes.

          The Notes may be redeemed for cash at our option, upon not less than thirty (30) calendar days notice to the noteholders, at par, in whole or in part, at any time. Commencing March 31, 2006 and if the shares underlying the

Notes are Freely Tradable (as defined in the Notes) and are listed on a Stock Exchange (as defined in the Notes), we may redeem, upon not less than thirty
(30) calendar days notice to the noteholders, up to 50% of the Notes for shares of common stock and, on March 31, 2007, the maturity date, we may redeem, upon not less than thirty (30) calendar days notice to the Noteholders, all remaining Notes for shares of common stock. If we elect to redeem the Notes for shares of common stock, each Note will be redeemed for the number of shares of common stock equal to 110% of the face value of the Notes divided by the average of the Market Price of the common stock over the period of 120 Stock Exchange Business Days (as defined in the Notes) immediately preceding the date of notice of such redemption.

          With respect to the shares which may be issued in connection with the Notes, we have agreed to file a "shelf" registration statement with the SEC pursuant to Rule 415 under the Securities Act covering the sale of shares of common stock underlying the Notes, and to use its best efforts to maintain the effectiveness of such registration statement and to refile such registration statement from time to time in the event its effectiveness lapses, until all such shares registered thereby are freely tradable in the United States. In addition, we have agreed to bear certain expenses of registration of the shares of common stock under the federal and state securities laws.

          With respect to the shares issued in connection with the redemption of the 5% Note, we have agreed to file a "shelf" registration statement with the SEC pursuant to Rule 415 under the Securities Act covering the sale of such shares of common stock. In addition, we have agreed to bear certain expenses of registration of the shares of common stock under the federal and state securities laws.

          The selling stockholders have not had any position, office or other material relationship with Harken in the last three years. The chart below describes the number of shares of common stock owned by the selling stockholders, the number of shares of common stock which may be offered for sale by the selling stockholders and the number of shares of common stock the selling stockholders will own if all of the shares of common stock held by the selling stockholders are sold. Any or all of the shares listed below may be offered for sale by the selling stockholders from time to time.

                                                                                     Percent of
                                                                                       Common
                                                                      Shares           Stock
                                    Shares Owned       Shares          Owned           Owned
                                      Prior to         Offered       After the       After the
      Selling Stockholders          The Offering       Hereby       Offering (1)    Offering (1)
      --------------------          ------------       ------       ------------    ------------
FES First Equity Securities AG        12,630,000    12,520,000 (2)    110,000              *
Kraemer Schwab & Co AG                   520,000       520,000 (2)        -0-             -0-
LB (Swiss) Privatbank AG, Zurich          40,000        40,000 (2)        -0-             -0-
Nomura International Plc               1,600,000     1,600,000 (2)        -0-             -0-
Heinz Wurtenberger                       179,000       144,000 (2)     35,000              *
Bob Anderson, Chapter 7 Trustee        2,000,000     2,000,000            -0-             -0-
for Benz Energy, Inc.

___________________

*         Less than 1%

(1) Assumes no other disposition or acquisition of common stock and all shares of common stock offered hereby are sold.

(2) Consists of shares of Harken's common stock issuable upon conversion of the Notes.

                              Plan of Distribution

          We will not receive any proceeds from the sale of common stock owned by the selling stockholders. It is anticipated that the selling stockholders will offer the shares of common stock for sale from time to time, directly or through broker-dealers or underwriters who may act solely as agents or may acquire the shares of common stock as principals, in all cases as designated by the selling stockholders. Such underwriters or broker-dealers, acting either as principal or as agent, may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of the 16,824,000 shares of common stock offered in this prospectus for whom they may act as agent.

          The net proceeds to the selling stockholders from the sale of common stock will be the purchase price of the common stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us. The selling stockholders and any dealers or agents that participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the Securities Act.

          At any time a particular offer of common stock is made, and if required by SEC rules and regulations, the specific shares of common stock to be sold, the purchase price, public offering price, the names of and any commission or discount with any agent, dealer or underwriter will be described in an accompanying prospectus supplement. The prospectus supplement may be in the form of a post-effective amendment to the Registration Statement of which this prospectus is a part, and will be filed with the SEC.

          The shares of common stock being offered by the selling stockholders will be sold in one or more transactions, which may include block transactions, on the American Stock Exchange or on any other market on which the common stock may be trading, in privately-negotiated transactions, through the writing of options on the shares of common stock, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, or a different price negotiated by the selling stockholders. The shares of common stock may also be sold pursuant to Rule 144. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares of common stock if they deem the purchase price to be unsatisfactory.

          The selling stockholders, alternatively, may sell all or any part of the 16,824,000 shares of common stock offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling stockholders enter into such an agreement, the relevant details will be set forth in a supplement or revisions to this prospectus.

          The selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations passed by the SEC, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders or any other such person. This may affect the marketability of the shares of common stock.

                                  Legal Matters

          The validity of the shares of common stock will be passed upon by Haynes and Boone, LLP, Fort Worth, Texas.

                                     Experts

          The consolidated financial statements of Harken Energy Corporation at December 31, 2001 and for the year then ended appearing in Harken Energy Corporation's Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, and at December 31, 2000, and for each of the two years in the period ended December 31, 2000, by Arthur Andersen LLP, independent auditors, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

          Our oil and gas reserves in the United States have been reviewed by our independent reserve engineers, Netherland, Sewell & Associates, Inc., as stated in their report thereon. Harken's disclosures of its domestic oil and gas reserves included in its Form 10-K for the year ending December 31, 2001, have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

          Our oil and gas reserves in Colombia have been reviewed by our independent reserve engineers, Ryder Scott Company, as stated in their report thereon. Harken's disclosures of its oil and gas reserves in Colombia included in its Form 10-K for the year ending December 31, 2001, have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

          We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to us naming it in this prospectus as having certified our consolidated financial statements for the two years ended December 31, 2000, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for any false and misleading statements and omissions contained in this prospectus, including the financial statements incorporated by reference, and any claims against Arthur Andersen related to any such false and misleading statements and omissions may be limited.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

       The expenses in connection with the registration of the shares of common stock covered by this prospectus are set forth in the following table. All amounts except the registration fee are estimated:

          Securities and Exchange Commission registration fee ...... $     495
          Amex listing fee .........................................    22,500
          Printing and engraving expenses ..........................     1,000
          Accounting fees and expenses .............................     6,000
          Legal fees and expenses ..................................    15,000
          Miscellaneous ............................................     3,000
                                                                     ---------
              Total ................................................ $  47,995
                                                                     ---------

Item 15.  Indemnification of Directors and Officers.

       Under Section 145 of the General Corporation Law of the State of Delaware ("Delaware Law"), a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys fees), judgments, fines and settlements in nonderivative suits, actually and reasonably incurred by them in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law, however, provides that such person must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable for negligence or misconduct unless the Court of Chancery or the court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers. Indemnification is mandatory to the extent a claim, issue or matter has been successfully defended.

       Article Ten of our certificate of incorporation and Article VII of our bylaws provide, in general, that we shall indemnify our directors and officers under certain of the circumstances defined in Section 145. We have entered into agreements with each member of our board of directors pursuant to which it will advance to each director costs of litigation in accordance with the indemnification provisions of our Certificate of Incorporation and bylaws.

Item 16.  Exhibits.

         4.1    -   Form of certificate representing shares of Harken common
                    stock, par value $.01 per share (filed as Exhibit 1 to Harken's Registration Statement on Form 8-A, File No.
                    0-9207, and incorporated by reference herein).

         4.2    -   Certificate of Designations, Powers, Preferences and Rights
                    of Series A Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit
                    4.1 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).

         4.3    -   Certificate of Designations, Powers, Preferences and Rights
                    of Series B Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit
                    4.2 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).

         4.4    -   Certificate of the Designations, Powers, Preferences and
                    Rights of Series C Cumulative Convertible Preferred Stock,
                    $1.00 par value of Harken Energy Corporation (filed as
                    Exhibit 4.3 to Harken's Annual Report on Form 10-K for fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).

         4.5    -   Certificate of the Designations of Series D Preferred Stock,
                    $1.00 par value of Harken Energy Corporation (filed as
                    Exhibit 4.3 to Harken's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995, File No.
                    0-9207, and incorporated by reference herein).

         4.6    -   Rights Agreement, dated as of April 6, 1999, by and between
                    Harken Energy Corporation and ChaseMellon Shareholder
                    Services L.L.C., as Rights Agent (filed as Exhibit 4 to
                    Harken's Current Report on Form 8-K dated April 7, 1999,
                    File No. 0-9207, and incorporated by reference herein).

         4.7    -   Certificate of Designations of Series E Junior Participating
                    Preferred Stock (filed as Exhibit B to Exhibit 4 to Harken's
                    Current Report on Form 8-K dated April 7, 1999, File No.
                    0-9207, and incorporated by reference herein).

         4.8    -   Certificate of Designations, Preferences and Rights of
                    Series F Convertible Preferred Stock (filed as Exhibit 4.8 to Harken's Quarterly Report on Form 10-Q for the period ended June 30, 1998, File No. 0-9207, and incorporated by reference herein).

         4.9    -   Certificate of Designations, Preferences and Rights of
                    Series G1 Convertible Preferred Stock (filed as Exhibit 4.9 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 0-9207, and incorporated by reference herein).

         4.10   -   Certificate of Designations of Series G2 Convertible
                    Preferred Stock (filed as Exhibit 4.10 to Harken's Annual
                    Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 0-9207, and incorporated by reference herein).

         4.11   -   Form of Rights Certificate (filed as Exhibit 4.11 to
                    Harken's Registration Statement on Form S-3, File No. 333-
                    99579, and incorporated by reference herein).

         5.1*   -   Opinion of Haynes and Boone, LLP.

        23.1*   -   Consent of Ernst & Young LLP.

        23.2*   -   Consent of Ryder Scott Company.

        23.3*   -   Consent of Netherland, Sewell & Associates, Inc.

        23.4*   -   Consent of Haynes and Boone, LLP (included in opinion filed as Exhibit 5.1).

       24.1*    -   Powers of Attorney.

________________________
*      Filed herewith.

Item 17.  Undertakings.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any material information with respect to
                          the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs b(1)(i) and b(2)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 17th day of September, 2002.

                                        HARKEN ENERGY CORPORATION

                                                         *
                                        ----------------------------------------
                                        Mikel D. Faulkner, Chairman of the Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

          Signature                                 Title                               Date
              *                       Chairman of the Board and Chief          September 17, 2002
-------------------------------       Executive Officer (Principal
Mikel D. Faulkner                     Executive Officer)


/s/ Bruce N. Huff                     President, Chief Operating Officer       September 17, 2002
-------------------------------       and Director
Bruce N. Huff

              *                       Vice Chairman and Director               September 17, 2002
-------------------------------
Stephen C. Voss

              *                       Director                                 September 17, 2002
-------------------------------
J. William Petty

              *                       Director                                 September 17, 2002
-------------------------------
Michael M. Ameen, Jr.

              *                       Director                                 September 17, 2002
-------------------------------
Hobart A. Smith

              *                       Director                                 September 17, 2002
-------------------------------
Larry Akers

              *                       Director                                 September 17, 2002
-------------------------------
James H. Frizell

              *                       Director                                 September 17, 2002
-------------------------------
Marvin M. Chronister


/s/ Anna M. Williams                  Executive Vice President - Finance       September 17, 2002
-------------------------------       and Chief Financial Officer
Anna M. Williams                      (Principal Financial Officer)


* Bruce N. Huff, by signing his name hereto, does hereby sign this registration statement on behalf of Harken Energy Corporation and each of the above-named officers and directors of such company pursuant to powers of attorney, executed on behalf of the Company and each officer and director.

/s/ Bruce N. Huff
--------------------------------------
Bruce N. Huff, Attorney-in-Fact

                                INDEX TO EXHIBITS

       4.1 - Form of certificate representing shares of Harken common stock, par value $.01 per share (filed as Exhibit 1 to Harken's Registration Statement on Form 8-A, File No. 0-9207, and incorporated by reference herein).
       4.2 - Certificate of Designations, Powers, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit 4.1 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
       4.3 - Certificate of Designations, Powers, Preferences and Rights of Series B Cumulative Convertible Preferred Stock, $1.00 par value, of Harken Energy Corporation (filed as Exhibit 4.2 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
       4.4 - Certificate of the Designations, Powers, Preferences and Rights of Series C Cumulative Convertible Preferred Stock, $1.00 par value of Harken Energy Corporation (filed as Exhibit 4.3 to Harken's Annual Report on Form 10-K for fiscal year ended December 31, 1989, File No. 0-9207, and incorporated by reference herein).
       4.5 - Certificate of the Designations of Series D Preferred Stock, $1.00 par value of Harken Energy Corporation (filed as Exhibit
              4.3 to Harken's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995, File No. 0-9207, and incorporated by reference herein).
       4.6 - Rights Agreement, dated as of April 6, 1999, by and between Harken Energy Corporation and ChaseMellon Shareholder Services L.L.C., as Rights Agent (filed as Exhibit 4 to Harken's Current Report on Form 8-K dated April 7, 1999, File No. 0-9207, and incorporated by reference herein).
       4.7 - Certificate of Designations of Series E Junior Participating Preferred Stock (filed as Exhibit B to Exhibit 4 to Harken's Current Report on Form 8-K dated April 7, 1999, File No. 0-9207, and incorporated by reference herein).
       4.8 - Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock (filed as Exhibit 4.8 to Harken's Quarterly Report on Form 10-Q for the period ended June 30, 1998, File No. 0-9207, and incorporated by reference herein).
       4.9 - Certificate of Designations, Preferences and Rights of Series G1 Convertible Preferred Stock (filed as Exhibit 4.9 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 0-9207, and incorporated by reference herein).
       4.10 - Certificate of Designations of Series G2 Convertible Preferred Stock (filed as Exhibit 4.10 to Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 0-9207, and incorporated by reference herein).
       4.11 - Form of Rights Certificate (filed as Exhibit 4.11 to Harken's Registration Statement on Form S-3, File No. 333-99579, and incorporated by reference herein).
       5.1* - Opinion of Haynes and Boone, LLP.
      23.1* - Consent of Ernst & Young LLP.
      23.2* - Consent of Ryder Scott Company.
      23.3* - Consent of Netherland, Sewell & Associates, Inc.
      23.4* - Consent of Haynes and Boone, LLP (included in opinion filed as
              Exhibit 5.1).
      24.1* - Powers of Attorney.

_________________________
*     Filed herewith.